SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Onconova Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68232V306
(CUSIP Number)

Richard Guidice, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS 683 Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,334 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 593,334 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,334 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Includes 683 Capital Partners, LP’s right to obtain up to 133,334 shares of Common Stock issuable upon exercise of a warrant (the “Series A Warrant”) to purchase up to 13,333 shares of Series A Convertible Preferred Stock of the Issuer, as disclosed in Item 4, and subsequent conversion of each share of Series A Convertible Preferred Stock into 10 shares of Common Stock.  Does not include 19,730 shares of Series B Convertible Preferred Stock of the Issuer (convertible into 789,216 shares of Common Stock) issuable upon exercise of a warrant (the “Series B Warrant”) to purchase such shares of Series B Convertible Preferred Stock of the Issuer, as disclosed in Item 5, and subsequent conversion of each share of Series B Convertible Preferred Stock into 40 shares of Common Stock.

(2)
Based on 5,998,524 shares of Common Stock outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2019, plus 133,334 shares of Common Stock issuable upon the exercise of the Series A Warrant.

1	NAMES OF REPORTING PERSONS 683 Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 593,334 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 593,334 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,334 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (2)
14	TYPE OF REPORTING PERSON IA

(1)
Includes 683 Capital Partners, LP’s right to obtain up to 133,334 shares of Common Stock issuable upon exercise the Series A Warrant to purchase up to 13,333 shares of Series A Convertible Preferred Stock of the Issuer, as disclosed in Item 4, and subsequent conversion of each share of Series A Convertible Preferred Stock into 10 shares of Common Stock.  Does not include 19,730 shares of Series B Convertible Preferred Stock of the Issuer (convertible into 789,216 shares of Common Stock) issuable upon exercise of the Series B Warrant to purchase such shares of Series B Convertible Preferred Stock of the Issuer, as disclosed in Item 5, and subsequent conversion of each share of Series B Convertible Preferred Stock into 40 shares of Common Stock.

(2)
Based on 5,998,524 shares of Common Stock outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2019, plus 133,334 shares of Common Stock issuable upon the exercise of the Series A Warrant.

1	NAMES OF REPORTING PERSONS Ari Zweiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 593,334 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 593,334 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,334 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 683 Capital Partners, LP’s right to obtain up to 133,334 shares of Common Stock issuable upon exercise the Series A Warrant to purchase up to 13,333 shares of Series A Convertible Preferred Stock of the Issuer, as disclosed in Item 4, and subsequent conversion of each share of Series A Convertible Preferred Stock into 10 shares of Common Stock.  Does not include 19,730 shares of Series B Convertible Preferred Stock of the Issuer (convertible into 789,216 shares of Common Stock) issuable upon exercise of the Series B Warrant to purchase such shares of Series B Convertible Preferred Stock of the Issuer, as disclosed in Item 5, and subsequent conversion of each share of Series B Convertible Preferred Stock into 40 shares of Common Stock.

(2)
Based on 5,998,524 shares of Common Stock outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2019, plus 133,334 shares of Common Stock issuable upon the exercise of the Series A Warrant.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
References in this Amendment No. 2 to numbers of shares of Common Stock of the Issuer reflect the Issuer’s one-for-fifteen reverse stock split effected on September 25, 2018, as further described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2018.
Item 3.  Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following:
The Reporting Persons have paid a total of approximately $2,932,485 to acquire the 460,000 shares of Common Stock reported as beneficially owned by 683 Partners as of September 20, 2019. The funds used to purchase the Shares were obtained from the general working capital of 683 Partners, including margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by adding the following:
On September 25, 2018 the Issuer effected a one-for-fifteen reverse stock split, as further described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2018.
Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 5,998,524 shares of Common Stock outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2019, plus 133,334 shares of Common Stock issuable upon the exercise of the Series A Warrant.
As of the date hereof, 683 Partners beneficially owned 593,334 shares of Common Stock, including 133,334 shares of Common Stock issuable upon the exercise of the Series A Warrant, constituting approximately 9.7% of the shares of Common Stock outstanding calculated in accordance with the Beneficial Ownership Limitation (as defined below).  By virtue of their respective relationships with 683 Partners discussed in further detail in Item 2, each of 683 Management and Mr. Zweiman may be deemed to beneficially own the shares of Common Stock owned directly by 683 Partners. 683 Management and Ari Zweiman disclaim beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.
683 Partners has also acquired the Series B Warrant to purchase 19,730 shares of Series B Preferred Stock, which in turn are convertible into 789,216 shares of Common Stock.  The Issuer’s Certificate of Designation of Series B Convertible Preferred Stock, attached as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on April 30, 2018, provides that the Issuer shall not effect any conversion of the Series B Preferred Stock, and a holder of such stock shall not have the right to convert any portion of such Series B Preferred Stock, to the extent that, after giving effect to the conversion, the number of shares of Common Stock to be issued pursuant to such conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Act, as amended, and the rules thereunder), in excess of 4.99% of all of the Common Stock outstanding at such time (the “Beneficial Ownership Limitation”).
(b)            683 Partners has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by it.
      Each of 683 Management and Mr. Zweiman share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by 683 Partners.  Information regarding each of 683 Management and Ari Zweiman is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c)            All transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.
(e)            Not applicable.

 After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:         September 20, 2019

683 CAPITAL PARTNERS LP

By:	683 CAPITAL GP, LLC as General Partner

By:	/s/ Ari Zweiman
Name: Ari Zweiman
Title: Managing Member

683 CAPITAL MANAGEMENT, LLC

By:	/s/ Ari Zweiman
Name: Ari Zweiman
Title: Managing Member

/s/ Ari Zweiman
ARI ZWEIMAN

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share

9/18/2019	Common Stock	(118,726)	$2.1776
9/18/2019	Common Stock	(93,286)	$1.856
9/18/2019	Common Stock	(173,332)	$2.1776
9/18/2019	Common Stock	(120,000)	$1.8182
9/18/2019	Common Stock	(1,533)	$2.2022